ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 15, 2020	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey and Ken Ellington

Re:	DoubleLine Yield Opportunities Fund (the “Fund” or the “Registrant”), File Nos. 333- 233877 and 811-23476

Dear Ms. Dubey and Mr. Ellington:

On behalf of the Registrant, we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on December 30, 2019 and January 3, 2020, on Pre-Effective Amendment No. 1 dated December 17, 2019, and Pre-Effective Amendment No. 2 dated December 20, 2019, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). Pre-Effective Amendment No. 2 to the Registration Statement was filed to add the Fund’s initial audited financial statements reflecting the seed capital required by Section 14 of the Investment Company Act of 1940. The Staff previously provided comments on the Fund’s initial Registration Statement filing on September 20, 2019 (the “Original Comment Letter”), and we provided responses to the Original Comment Letter on December 17, 2019 (the “December 17 Response Letter”).

The following sets forth the Staff’s comments and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 (“PEA 3”) to the Fund’s Registration Statement, to be filed on or about January 15, 2020, or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

A summary of the comments made by the Staff, and the Fund’s responses thereto, are set forth below.

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Prospectus

Cover page

1.

Comment: The first sentence under “Investment objective” states that the Fund’s investment objective is “to seek a high level of current income, capital appreciation, or both.” Inasmuch as the Fund’s name includes the word “yield”, please revise the Fund’s investment objective so that it emphasizes seeking current income. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), no. 9.

Response: The Registrant’s investment objective has been revised as follows: “to seek a high level of total return, with an emphasis on current income.”

2.

Comment: In the December 17 Response Letter you stated in your response to comment 3(c) that the Fund does not intend to originate loans to any borrower if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of issuers in the same industry as the borrower other than as permitted under its fundamental policy on industry concentration. Please revise accordingly the sentence in the Fund’s principal investment strategies that states that there is no limit on the amount of assets the Fund may use to originate loans.

Response: The Registrant has removed the referenced language from the Prospectus and added the requested disclosure, with the requested revisions, to the Fund’s Statement of Additional Information.

3.

Comment: Since the Fund does not have any current intention to syndicate or securitize loans that it originates, please delete from the Prospectus the sentence that reads, “[i]f the Fund were to originate loans, the Fund may originate and fund a first mortgage loan with the intention of selling the senior tranche, or an A-Note, and retaining the subordinated tranche, or a B-Note, or mezzanine loan tranche.”

Response: The Registrant has made the requested change.

Prospectus Summary

4.	Comment: We note that the Prospectus Summary is 87 pages long. Please make the Prospectus Summary more concise.

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Response: The Registrant has made changes to address the length of the Prospectus Summary. The Registrant notes that disclosure removed from the Prospectus Summary in response to this comment still appears in the non-summary portion of the Prospectus.

5.	Comment: Please disclose the custodian of the Subsidiary.

Response: The Registrant has revised its disclosure to reflect that the Registrant expects the Subsidiary’s custodian will be the same as the Fund’s custodian, U.S. Bank National Association.

Prospectus Summary — Principal Risk Factors — Loan risk — Servicer Risk (page 59)

6.

Comment: In the December 17 Response Letter you stated in your response to comment 13 that the Fund may purchase or otherwise have exposure to loans originated by the type of lending platforms from which natural persons might borrow directly (i.e., consumer loan platforms), though it expects that that exposure would be achieved through the acquisition of securitized investments (e.g., asset-backed securities) or other securities providing aggregated exposure (e.g., certificated interests evidencing a right to received interest and/or principal on a pool of such loans).

a.	If investing in platform-issued ABS is a principal investment strategy, please add such disclosure to the Fund’s principal investment strategy.

b.	Please disclose if the securitized vehicles issued by such platforms include subprime loans.

c.	Please add risk disclosure for ABS backed by loans originated by such lending platforms or explain why this is not necessary.

Response: The Registrant has added disclosure to its principal investment strategies reflecting that the Fund may invest in asset-backed securities backed by collateral that includes loans originated by such platforms, some or all of which may be of subprime quality. The Registrant has also added additional risk disclosure regarding such investments, including that the Registrant may invest in asset-backed securities backed by such loans. See “Asset-backed securities investment risk”.

Summary of Fund Expenses (pages 88 - 91)

7.	Comment: Please revise the expense table so that “Interest Expense on Borrowed Funds” and “Dividend Payable and Other Costs on Preferred Shares” appear as separate line items.

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Response: The Registrant has revised the expense table and the table now refers to “Interest Expense on Borrowed Funds” as the Registrant does not expect to issue preferred shares at the assumed asset raise shown in the expense table of PEA 3. The Registrant has also added disclosure regarding the forms of leverage it expects to use if the Fund raises significantly more assets than the amount assumed for purposes of the expense table. See, for example, the first paragraph of the section entitled “Leverage” which states “if the Fund were to issue less than 50,000,000 Common Shares, the Fund would expect, subject to then favorable market conditions, to seek to use leverage in the form of borrowings. If the Fund were to issue approximately 50,000,000 Common Shares or more, the Fund would expect, subject to then favorable market conditions, to seek to use leverage through a combination of borrowings and the issuance of preferred shares.” The purpose of this additional disclosure is to convey the form or forms of leverage the Fund expects to use at different levels of capital raised. If the Fund were to issue preferred shares, the Fund would provide Fund shareholders with any updated disclosure or reporting required under applicable law.

8.	Comment: Please confirm that the footnotes to the expense table and expense example are applied to the appropriate text.

Response: The Registrant has made correcting revisions.

Limited Term and Eligible Tender Offer (page 251)

9.

Comment: The Prospectus states that if on the Dissolution Date the Fund owns securities for which no market exists or securities that are trading at depressed prices, such securities may be placed in a liquidating trust. Please disclose whether the liquidating trust will or will not be an investment company.

Response: The Registrant has added disclosure stating that any such liquidating trust or other similar vehicle is not expected to be a registered investment company.

Statement of Additional Information

Investment Restrictions — Fundamental Investment Policies (pages 3 - 4)

10.

Comment: In the December 17 Response Letter you stated in your response to comment 22 that the Fund would expect to treat an investment in an investment company that concentrates its investments in a particular industry as an investment by the Fund in that industry generally to the extent of the Fund’s estimate of the underlying fund’s investment in that industry for purposes of applying the Fund’s limit on industry concentration. Please add disclosure to this effect in the SAI.

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Response: The Registrant has made the requested change.

Part C – Other Information

11.

Comment: We note that Sections 5 and 6 of the Fund’s Amended and Restated Agreement and Declaration of Trust and Article 11 of the Fund’s Amended and Restated Bylaws were revised to state that they do not apply to claims for which a direct action is expressly provided under the U.S. federal securities laws, including a claim for which a direct shareholder action is expressly provided under the U.S. federal securities laws.

a.

Please revise Sections 5 and 6 of the Fund’s Amended and Restated Agreement and Declaration of Trust and Article 11 of the Fund’s Amended and Restated Bylaws to state more plainly that the provisions do not apply to claims made under the federal securities laws.

b.	Please add disclosure of these provisions in the section entitled “Anti-Takeover and Other Provisions in the Declaration of Trust” of the Prospectus.

Response: The Registrant will make the requested changes to the Amended and Restated Agreement and Declaration of Trust and Article 11 of the Fund’s Amended and Restated Bylaws and has added the requested disclosure.

General Comments

12.	Comment: Please confirm that you will provide in writing that FINRA has no objections to the distribution terms and arrangements of the offering.

Response: Confirmed.

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We believe that this submission fully responds to your comments. We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by DoubleLine or its related parties. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin Ali

Jasmin Ali

cc:	Adam D. Rossetti, Esq.
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.